SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of July 2006

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated July 12, 2006

MARSULEX APPOINTS NEW CHIEF FINANCIAL OFFICER

TORONTO, July 12, 2006 – Marsulex Inc. (TSX: MLX) today announced the appointment of William Martin as Chief Financial Officer, effective immediately.

Mr. Martin most recently served as Vice President Finance for a large publicly traded TSX-listed Canadian company where his areas of responsibility included accounting, audit, tax, treasury, mergers and acquisitions, investor relations, risk management and corporate governance. Previously, Mr. Martin was senior partner for an international accounting firm.  He is a Chartered Accountant and a Certified Management Accountant.

Mr. Laurie Tugman, President and Chief Executive Officer of Marsulex, said, “Bill Martin brings a wealth of experience to Marsulex, having worked with leading industrial companies over the past 25 years.  His public company experience and knowledge of financial markets and mergers and acquisitions, together with his earlier position as a senior audit partner of an international accounting firm, make Bill an excellent choice for the CFO role at Marsulex as we pursue our growth objectives.”

Marsulex, which is based in Toronto, Ontario, is a leading provider of industrial services, including environmental compliance solutions for air quality control, processing or handling of industrial by-products or waste streams, and is a producer and marketer of sulphur-based industrial chemicals. The Company’s services and products are provided to a broad base of industrial customers in a wide range of industries. Website: www.marsulex.com.

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, the Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www. sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

Laurie Tugman

President and CEO

Tel: (416) 496-4157

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

July 12, 2006	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance